UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

URBAN BARNS FOODS INC.
(Name of Issuer)

Class A common stock, $0.001 par value per share
(Title of Class of Securities)

     91704A 204
(CUSIP Number)

DUNDEE AGRICULTURAL CORPORATION

1 Adelaide Street
Suite 2100
Toronto, Ontario
Canada M5C 2V9
000-000-0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Dundee Agricultural Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 106,411,585 Shares
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 106,411,585 Shares
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 106,411,585 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and supplements the statement on Schedule 13D filed on January 7, 2014 (the “Schedule 13D”). Dundee Agricultural Corporation is referred to herein as the “Reporting Person”. Except as modified herein, the Schedule 13D is unmodified.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is Class A common stock, at a par value of $0.001 per share (collectively, the “Shares”), of Urban Barns Foods Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Office 205 – 290 Lakeshore Road, Pointe-Claire, Quebec, Canada H9S 4L3.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4 below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by the following:

On April 25, 2014, the Reporting Person acquired in a private transaction an aggregate of 17,094,017 shares of the Class A common stock of the Issuer at $0.0234 per share for payment of total consideration of $400,000.

Therefore, the total number of shares of Class A common stock held of record by the Reporting Person is 106,411,585 shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is supplemented by the following:

(a)	As of April 25, 2014, the Reporting Person is the beneficial owner of 106,411,585 shares of Class A common stock of the Issuer representing 39.3% of the Issuer’s issued and outstanding shares.

(b)	As of April 25, 2014, the Reporting Person has the power to vote and direct the disposition of 106,411,585 shares of Class A common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dundee Agricultural Corporation
Dated: May 5, 2014	By:/s/ Lili Mance
Corporate Secretary